Filed Pursuant to Rule 433

Registration No. 333-254510

Motorola Solutions, Inc.

$600,000,000 5.600% Senior Notes due 2032

Final Term Sheet

May 17, 2022

Issuer:	Motorola Solutions, Inc.

Title of Security:	5.600% Senior Notes due 2032

Expected Ratings*:	Baa3/BBB-/BBB- (stable/stable/stable) (Moody’s / S&P / Fitch)

Trade Date:	May 17, 2022

Settlement Date**:	May 31, 2022 (T+9)

Aggregate Principal Amount to Be Issued:	$600,000,000

Maturity Date:	June 1, 2032

Coupon:	5.600%

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Price and Yield:	99-06+; 2.968%

Spread to Benchmark Treasury:	T+265 basis points

Yield to Maturity:	5.618%

Issue Price:	99.863% of principal amount

Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, commencing December 1, 2022

Optional Redemption:

At any time prior to March 1, 2032 (three months prior to the stated maturity of the notes), at the greater of a price of 100% or at a discount rate of Treasury plus 40 basis points

On or after March 1, 2032 (three months prior to the stated maturity of the notes), at a price of 100%

CUSIP:	620076 BW8

ISIN:	US620076BW88

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. ICBC Standard Bank Plc MUFG Securities Americas Inc.

PNC Capital Markets LLC Santander Investment Securities Inc. U.S. Bancorp Investments, Inc. Academy Securities, Inc. BTIG, LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that delivery of the notes will be made on or about May 31, 2022 which will be on or about the ninth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+9”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated May 17, 2022 and accompanying base prospectus dated March 19, 2021.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in addition to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Mizuho Securities USA LLC toll-free at 1-866-171-7403.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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